

August 5, 2010

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

>   **Re: Nautilus, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 8, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed May 12, 2010**
>   **Schedule 14A**
>   **Filed April 23, 2010**
>   **File No. 01-31321**

Dear Mr. Fish:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note that you have long lead times for inventory purchases and therefore need to secure factory capacity from your vendors in advance. As this appears to be a known trend affecting future results and liquidity, please revise to discuss the impact the lead times could have on sales, inventory obsolescence, liquidity, cash flows, etc. In connection with this, we note that the contract with one of your third-party manufacturers (Land America) is due to expire in December 2010. If this contract is not expected to be

renewed, please provide a discussion in MD&A regarding the expected impact of non-renewal and any plans management has to compensate for the loss.

2. We note that the biggest challenge facing your direct business as well as the cause of the recent declines in sales is the restricted available of financing to consumers. Your recent filings have not provided detailed discussions on how the financing programs work, your role in the programs, including promotional programs you offer, and how they impact your operations. In this regard, we note per the Form 8-K filed June 18, 2010 that you have entered into two new financing programs and are currently in discussions with HSBC to terminate its program. Please revise future filings to explain the new programs and their expected impact to future operations.

Note 2. Discontinued Operations, page 42

3. We note that you plan to retain ownership of the Schwinn and Nautilus trademarks after the disposal of their product lines within the commercial sales channel. We also note that the buyer of the commercial Nautilus strength equipment product lines acquired rights to certain patents, technologies and other intellectual property. In this regard, please tell us how you determined that the disposal satisfied ASC 205-20-45-1(b) to be treated as a discontinued operation. In particular, tell us the significance of the degree of your involvement with any buyer's operations associated with the trademarks, certain patents, technologies and other intellectual property you retain, and especially, whether you expect to collect royalty revenue from any buyers and the significance of the royalty arrangement to the buyers' operations. Refer to ASC 205-20-55-15, 55-16 and 55-17(b).

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Management's Discussion and Analysis
Comparison of Operating Results for the Three Months Ended March 31, 2010 and 2009
Retail Business, page 14

4. You disclose that the higher gross profit margin for 2009 was due in part to reduced customer product returns, thereby inferring that customer product returns for 2010 were higher. Please explain to us the reason for higher customer product returns for 2010 or, as appropriate, the reduced level for 2009.

5. In connection with the above comment, please include disclosure in regard to your warranty reserve pursuant to ASC 460-10-50-8(c) in interim period reports as required by ASC 460-10-05-2. Provide us with a copy of the table required by this guidance for the most recent interim period completed.

Liquidity and Capital Resources, page 15

6. Please tell us and disclose, in terms of cash, the significant factors contributing to the variance in cash flow from operating activities between comparative periods, and why the level of cash flow for the current period is relatively low. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance in regard to your discussion in terms of cash.

Exhibit Index, page 66

7. We note your disclosure on page 15 of your Schedule 14A that you have employment contracts with your executive officers. Please confirm that in future filings you will file the employment agreements of your named executive officers as exhibits to your Form 10-K or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Schedule 14A

Information Concerning the Board of Directors, page 5
Corporate Governance, page 5

8. Please confirm that in future filings you will describe your policy, if any, regarding your board members' attendance at annual meetings of security holders and state the number of board members who attended the prior year's annual meeting. Alternatively, you can provide your website address where such information appears. Refer to Item 407(b)(2) and Instruction to Item 407(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters or Sonia Bednarowski at 202-551-3666 for the question regarding the comment on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief